

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Veronique Ameye
Chief Executive Officer
LumiraDx Ltd
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108
Cayman Islands

> **Re: LumiraDx Ltd**
> **Registration Statement on Form F-3**
> **Filed May 4, 2023**
> **File No. 333-271624**

Dear Veronique Ameye:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ian Lopez, Esq.